CrowdCheck Law LLP

700 12th Street, Suite 700

Washington, DC 20005

March 3, 2021

Ms. Melissa Rocha

Office Chief

Office of Finance

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	CERES Coin LLC

Amendment No. 5 to Offering Statement on Form 1-A

Filed October 6, 2020

File No. 024-11256

Dear Ms. Rocha:

We acknowledge receipt of comments in your letter of December 23, 2020 regarding the Offering Statement of CERES Coin LLC (the “Company”), which we have set out below, together with the responses of the Company.

Amendment No. 5 to Form 1-A filed October 6, 2020

Article XIV Securities Being Offered, page 114

1. We note your response to comments 2 and 3. Considering the information provided in our December 16, 2020 conference call, your assertion that the coins are mandatorily redeemable financial instruments, as that term is defined in ASC 480-10-20, appears inconsistent with the definition which indicates that a mandatorily redeemable financial instrument must be a financial instrument issued in the form of shares. Please consider the following and tell us whether you continue to believe ASC 480-10 applies to the coins and what consideration was given to the applicability of ASC 470, ASC 815 and any other applicable accounting literature.

Based on our conversations with SEC on December 16, 2020 and based on our further analysis, we believe that ASC 470 applies to the Coins, as opposed to ASC 480-10. We note that the FASB Master Glossary defines a debt security as “Any security representing a creditor relationship with an entity. The term debt security also includes “…preferred stock that by its terms must be redeemed by the issuing entity or is redeemable at the option of the investor…” ASC 470-10-65-1 further defines a debt arrangement as follows: “An arrangement that provides a lender with a contractual right to receive consideration and a borrower with a contractual obligation to pay consideration on demand or on fixed or determinable dates.” We believe each Coin constitutes a due on demand loan arrangement pursuant to ASC 470-10-15-3, which specifically recognizes a due on demand loan arrangement as debt. This approach is consistent with how our Offering Circular characterizes the Coins, which is that each is a debt obligation. ASC 815 provides guidance for derivatives and hedging and is not applicable to the accounting treatment of the coins.

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2. We note your response to comment 4. Considering the information provided in your response and representations made by the Company in our December 16, 2020 conference call, your assertion that annual cash flows (“Distributable Transaction Fees”) required to be paid to the Coin holders will represent contra revenue appears inconsistent with the guidance in ASC 606-10-15-2, which excludes ASC 470 debt from its scope. In light of this guidance, please tell us what consideration was given to accounting for the distributions as interest expense.

Based on detailed analysis and conversations with OCA, we believe the proper accounting for the Distributable Transaction Fees, as defined in the Coin Rights Agreement, is an interest expense.

3. Please clarify whether proceeds from coin issuances will be classified as restricted cash on the balance sheet. In your reply, please analyze Section 4(e)(i) of the Coin Agreement, which indicates in part that the Company will cause any and all proceeds received by the Company from the sale of the Coins (other than all associated Transaction Fees earned by the Company) to be at all times specifically segregated and reserved by the Company to facilitate the Buyback of the Coins in the context of Rule 5-02.1 of Regulation S-X.

Rule 5-02.1 of Regulation S-X requires disclosure of compensating balances in order to avoid undisclosed commingling of such balances with other funds having different liquidity characteristics and bearing no determinable relationship to borrowing arrangements. It also requires footnote disclosure distinguishing the amounts of such balances maintained under a formal agreement to assure future credit availability.

As indicated in the Offering Circular, all proceeds received by CERES from the sale of the Coins (other than all associated Transaction Fees earned by CERES) will be specifically segregated and reserved by CERES solely to facilitate its obligation to buyback the Coins. Accordingly, we believe that all Coin proceeds, as held by CERES in such a segregated manner, are correctly classified as restricted cash, since such segregated proceeds will only be used by CERES to comply with this buyback debt obligation which it owes to each Coin holder pursuant to the Coin Rights Agreement.

4. We note your response to comment 5, including your analysis and conclusion that the Tokens have certain preferential distribution and liquidation rights and should therefore be treated as preferred stock. Please clarify for us whether your incorporation documents, registration under Delaware law, or any other documents filed with the State of Delaware provide for such preferential rights.

Not applicable. Based on analysis and conversations with OCA, we will account for Tokens as a Debt instrument under ASC 470. This determination is being made for the purposes of the accounting treatment of the Tokens and does not impact the determination of the Tokens as a type of equity interest for eligibility under Regulation A.

5. Please analyze for us the liquidation rights of the tokens in the context of the guidance on liquidation events in ASC 480-10-S-99-3A, analyzing whether the token liquidation rights represent ordinary liquidation events or deemed liquidation events.

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Not applicable. Based on analysis and conversations with OCA, we will account for Tokens as a Debt instrument under ASC 470. This determination is being made for the purposes of the accounting treatment of the Tokens and does not impact the determination of the Tokens as a type of equity interest for eligibility under Regulation A.

6. We note your response to comment 5. Please provide further supporting analysis for your conclusion that the income participation rights to token holders represent contra-revenue within the scope of ASC 606. In your response, please clarify whether the token holders, which you assert are equity holders, receive distributions as a function of their equity rights or their customer rights. Please include appropriate citation to authoritative literature to support your conclusion.

See answers to questions 4 and 5. Based on detailed analysis and conversations with OCA, we believe the proper accounting for the distributions to token holders, as defined in the Token Rights Agreement, is an interest expense.

7. Please revise your interim unaudited financial statements for the nine months ended September 30, 2020 to include the corresponding period of the preceding fiscal year in accordance with Part F/S (c)(1)(i) of Form 1-A.

We have revised the interim financial statements as requested.

8. We note your response to comment 6. In order to help us further evaluate your ASC 815-15 analysis as to whether the conversion option embedded in the PIA is required to be bifurcated, please address the following:

•	Tell us how you determined that the fair value of the tokens is not an underlying if, as it appears, the fair value of the private investment agreement will change as the fair value of the token changes.

We note the following definitions per FASB:

•	Underlying: “A specified interest rate, security price, commodity price, foreign exchange rate, index of prices or rates, or other variable (including the occurrence or nonoccurrence of a specified event such as a scheduled payment under contract). An underlying may be a price or rate of an asset or liability but is not the asset or liability itself. An underlying is a variable that, along with other notional amount or payment provision, determines the settlement of a derivative instrument.”
•	Fair Value “The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
•	Orderly Transaction: A transaction that assumes exposure to the market for a period before the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets or liabilities; it is not a forced transaction (for example, a forced liquidation or distress sale).

After discussions with OCA and internal review and analysis, in theory, we believe the fair value of the tokens is an underlying.

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However, as a practical matter, we do not believe the fair value of the private investment agreement will change as the fair value of the token changes. The Tokens don’t have a fair value until they’re approved and commence trading or there is a business behind them. Since the PIA holders have a short window to decide whether they want Tokens or cash, there won’t be a fair value for the Tokens within that window and there certainly isn’t one now. The definition of fair value requires that there be a way for parties to transact and exchange the PIA for the Tokens. That’s why, at this stage, the fair value wasn’t considered an underlying because there isn’t a fair value. If the Tokens were being traded or available to be traded, then that would have been a factor. As of now, the basic requirements for fair value (market participants and an orderly way to transact) don’t appear to be present.

•	Tell us how you determined that the initial net investment criteria in ASC 815-10-15- 83b is not met considering the fact that due to the conversion formula it appears that the initial net investment in the private investment agreement is less, by more than a nominal amount, than the initial net investment that would be commensurate with the amount that would be exchanged to acquire the asset (i.e., the token) related to the underlying (i.e. the change in fair value of the token).

We re-evaluated and believe the initial net investment in the private investment agreement is less, by more than a nominal amount, than the initial net investment that would be commensurate with the amount that would be exchanged to acquire the asset (i.e., the token) related to the underlying (i.e., the change in fair value of the token). The net investment criteria in ASC 815-10-15-83b are met.

•	Clarify how your analysis contemplates ASC 815-10-99c, whether the token is readily convertible to cash.

The Token is not readily convertible to cash. This supports our argument that ASC 815-10-15-83c is not met because an active market does not exist.

ASC 815-10-15-99c deals with net settlement by delivery of derivative instrument that is readily convertible to cash. The PIA conversion feature fails this. According to the ASC Master Glossary, assets that are readily convertible to cash have both of the following:

a.	Interchangeable (fungible) units

b.	Quoted prices available in an active market that can rapidly absorb the quantity held by the entity without significantly affecting the price.

Tokens fail both. 1) Token Rights Agreement does not have a provision allowing the Token holder to redeem for cash. 2) Additionally, there are no quoted prices available for the Token in an active market that can rapidly absorb the quantity held by the entity without significantly affecting the price. There is no active market for the tokens, nor do we foresee of one in the near future. The SEC has also recognized that no active markets exist for the Tokens. In SEC Response letter to CERES dated May 31, 2019, Comment 19 stated: “In addition, in all instances wherein you discuss the potential secondary trading or offer of the tokens on one or more Token Trading Platforms, please revise to clearly indicate that currently there are no registered or approved third-party platforms to support the secondary trading of your tokens.” (We followed that guidance).

•	Clarify whether any scope exceptions (e.g., ASC 815-10-15-74(a)) apply.

Based on the conclusion reached in question 4 above, we do not believe ASC 815-10-15-74(a)) applies because we will be accounting for the Tokens as debt in accordance with ASC 470.

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9. We note your response to comment 7 does not explain or provide us with the requested reconciliation highlighting the figures that make up the $222,168 of proceeds that were applied or show us how the remaining balance of $7,752 owed to the Company was calculated. We further note that the disclosure stating, “for the year ended December 31, 2019, CM Solutions LLC applied proceeds from PIA investments to Company accrued expenses in the amount of $222,168” and that “the remaining balance owed to the Company of $7,752 was included in the net write-off of the residual intercompany balances at December 31, 2019” continues to be included under Non-cash investing and financing activities on page F-1F. Please explain the relevance of this disclosure and provide us with a reconciliation highlighting the figures that make up the $222,168 of proceeds that were applied and showing how the $7,752 was calculated. Alternatively, if appropriate, please remove this disclosure.

We have removed this disclosure.

Thank you again for the opportunity to respond to your questions to the Offering Statement of CERES Coin LLC. If you have additional questions or comments, please contact me at andrew@crowdchecklaw.com.

Sincerely,

/s/ Andrew Stephenson

Andrew Stephenson

CrowdCheck Law LLP

cc: Charlie Uchill

Board Member and COO

CERES Coin LLC

c/o CM Solutions LLC

39W462 Baert Lane

St. Charlies, IL 60175

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